SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.         )*

IGN Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

83335R409

(CUSIP number)

GHP Acquisition Corp.

Attn: Michael A. Kumin

c/o Great Hill Partners, LLC

1 Liberty Square

Boston, Massachusetts 02109

(617) 790-9400

(Name, address and telephone number of person authorized to receive notices and communications)

May 2, 2003

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 10 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83335R409	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) GHP Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 991,817 8. Shared Voting Power 9. Sole Dispositive Power 0 10. Shared Dispositive Power 991,817

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,817

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 43.68%

14.	Type of Reporting Person CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83335R409	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Great Hill Equity Partners II Limited Partnership

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 991,817(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 991,817(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,817(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 43.68%

14.	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) For purposes of Section 13(d), Great Hill Equity Partners II Limited Partnership may be deemed to indirectly beneficially own 991,817 shares of Common Stock that are subject to the Voting Agreements (as defined in response to Item 4) to which GHP Acquisition Corp. is a party. Great Hill Equity Partners II Limited Partnership disclaims beneficial ownership of any shares of Common Stock beneficially owned by GHP Acquisition Corp.

CUSIP No. 83335R409	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Great Hill Partners GP II, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 991,817(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 991,817(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,917(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 43.68%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) For purposes of Section 13(d), Great Hill Partners GP II, LLC may be deemed to indirectly beneficially own 991,817 shares of Common Stock that are subject to the Voting Agreements (as defined in response to Item 4) to which GHP Acquisition Corp. is a party. Great Hill Partners GP II, LLC disclaims beneficial ownership of any shares of Common Stock beneficially owned by GHP Acquisition Corp.

CUSIP No. 83335R409	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Great Hill Partners, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 991,817(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 991,817(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,817(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 43.68%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1) For purposes of Section 13(d), Great Hill Partners, LLC may be deemed to indirectly beneficially own 991,817 shares of Common Stock that are subject to the Voting Agreements (as defined in response to Item 4) to which GHP Acquisition Corp. is a party. Great Hill Partners, LLC disclaims beneficial ownership of any shares of Common Stock beneficially owned by GHP Acquisition Corp.

CUSIP No. 83335R409	13D	Page 6 of 10 Pages

ITEM 1.    Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock” or the “Shares”), of IGN Entertainment, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The Company’s principal offices are located at 3240 Bayshore Boulevard, Brisbane, CA 94005.

This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.    Identity and Background.

This statement is being filed on behalf of the following entities: GHP Acquisition Corp. (“GHP”), Great Hill Equity Partners II Limited Partnership (the “Fund”), Great Hill Partners GP II, LLC (“Great Hill Partners GP II”) and Great Hill Partners, LLC (“Great Hill Partners” and together with Great Hill Partners GP II, the “General Partners”).

GHP is a corporation formed under the laws of Delaware for the purpose of effecting the Merger. The Fund is a limited partnership organized under the laws of Delaware. Great Hill Partners GP II is a limited liability company organized under the laws of Massachusetts. Great Hill Partners is a limited liability company organized under the laws of Massachusetts. The Fund is an investment fund principally engaged in the business of making venture capital and other investments. Each of the General Partners is principally engaged in the business of making investments for, and acting as general partner or other authorized person of, investment funds engaged in venture capital and other investments. The principal business office of each of the Fund, the General Partners and GHP is c/o Great Hill Partners, 1 Liberty Square, Boston, Massachusetts 02109. The managers of Great Hill Partners and the directors and executive officers GHP are set forth on APPENDIX A hereto.

Great Hill Partners GP II is the sole general partner of the Fund. Great Hill Partners is the sole manager of Great Hill Partners GP II. GHP is a wholly owned subsidiary of the Fund.

During the last five years, neither the Fund, nor the General Partners nor GHP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Fund, nor the General Partners nor GHP was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    Source and Amount of Funds or Other Consideration.

As described in Item 5 below, GHP Acquisition Corp. has been given a proxy with respect to, but has not purchased, certain shares of Common Stock of the Company. GHP Acquisition Corp. has not expended any funds in connection therewith.

CUSIP No. 83335R409	13D	Page 7 of 10 Pages

ITEM 4.    Purpose of Transactions.

On May 2, 2003, the Company and GHP Acquisition Corp. entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which GHP Acquisition Corp. will merge with and into the Company, and each share of the Common Stock of the Company will be converted into the right to receive cash (the “Transaction”). Following the consummation of the Transaction, the Company, as the surviving entity, will no longer be listed on the Nasdaq Small Cal Market and it will terminate its reporting obligations under the Securities Exchange Act of 1934. The surviving entity will be owned solely by the Fund, Christopher Anderson and Mark Jung (the “Shareholders”) and one of the Company’s current employees; the parties disclaim the formation of a “group” as a result.

In connection with the Merger Agreement, GHP Acquisition Corp. entered into Voting Agreements with the Shareholders who are also directors of the Company pursuant to which the Shareholders (i) agreed to restrict their ability to transfer or dispose of their Shares, (ii) agreed to vote their Shares in such manner as will facilitate the transactions set forth in the Merger Agreement and (iii) granted to GHP Acquisition Corp. an irrevocable proxy to vote the Shares with respect to matters necessary to approve and consummate the Transaction. GHP Acquisition Corp. required the Shareholders to enter into the Voting Agreements as an indication of their support for the Transaction and their willingness to vote their Shares in favor of the Transaction at the meeting of the Company’s shareholders at which approval of the Transaction will be considered.

Except as set forth above or in Item 5, GHP Acquisition Corp. does not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

ITEM 5.    Interest in Securities of the Issuer.

(a) and (b) Pursuant to the Voting Agreements, the Shareholders agreed to vote the Shares held by such Shareholders in favor of approval of the Merger Agreement and the Transaction and any matter necessary for consummation of the Transaction, and appointed GHP Acquisition Corp. their proxy to vote such Shares with respect to certain matters relating to the Transaction. As of May 2, 2003, the Shareholders beneficially owned an aggregate of 991,817 Shares, representing approximately 43.68% of the 2,270,750 Shares outstanding, and the proxy given to GHP Acquisition Corp. applied to all of such Shareholders’ Shares, excluding 6,112 Shares held in trust that may be beneficially attributed to Mark Jung. The proxy also covers any additional shares acquired upon exercise of stock options or otherwise by Mr. Anderson or Mr. Jung. Currently, Mr. Anderson has the right to acquire an additional 210 shares, and Mr. Jung has the right to acquire an additional 114,290 shares pursuant to stock options within 60 days after the date hereof.

As discussed in Item 4, GHP Acquisition Corp. required the Shareholders to enter into the Voting Agreements as an indication of their support for the Transaction and their willingness to vote their Shares in favor of the Transaction. More specifically, the Shareholders agreed to vote their Shares (and the proxy described above gives GHP Acquisition Corp. the right to vote the Shares to which it applies) (i) in favor of approval of the Merger Agreement and the Transaction and any matter necessary

CUSIP No. 83335R409	13D	Page 8 of 10 Pages

for consummation of the Transaction and (ii) against (x) approval of any Acquisition Proposal (as defined in the Merger Agreement), (y) any proposal for any action or agreement that is reasonably likely to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Company’s obligations under the Merger Agreement not being fulfilled and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement.

(c) None.

(d) To our knowledge, the Shareholders each have the sole right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares owned by them. To our knowledge, Christopher Anderson owns 36.67% of a class of Shares and Mark Jung does not own more than 5% of a class of Shares.

(e) Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7.    Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1. Agreement and Plan of Merger dated as of May 2, 2003 by and between IGN Entertainment, Inc. and GHP Acquisition Corp.

Exhibit 2. Voting Agreement dated as of May 2, 2003, by and between GHP Acquisition Corp. and Mark Jung.

Exhibit 3. Voting Agreement dated as of May 2, 2003, by and between GHP Acquisition Corp. and Christopher Anderson.

CUSIP No. 83335R409	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

GHP Acquisition Corp., Great Hill Equity Partners II Limited Partnership, Great Hill Partners GP II, LLC and Great Hill Partners, LLC hereby agree that Great Hill Partners, LLC shall file with the Securities and Exchange Commission a joint Schedule 13D on behalf of the above-named parties concerning their beneficial ownership of IGN Entertainment, Inc.

GHP ACQUISITION CORP.

By:	/S/ CHRISTOPHER S. GAFFNEY
Christopher S. Gaffney President

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP.

By:	GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	GREAT HILL PARTNERS, LLC, its Manager

By:	/S/ CHRISTOPHER S. GAFFNEY
Christopher S. Gaffney Manager

GREAT HILL PARTNERS GP II, LLC

By:	GREAT HILL PARTNERS, LLC, its Manager

By:	/S/ CHRISTOPHER S. GAFFNEY
Christopher S. Gaffney Manager
GREAT HILL PARTNERS LLC

By:	/S/ CHRISTOPHER S. GAFFNEY
Christopher S. Gaffney Manager

CUSIP No. 83335R409	13D	Page 10 of 10 Pages

APPENDIX A

MANAGERS OF GREAT HILL PARTNERS, LLC

Stephen F. Gormley

c/o Great Hill Partners, LLC

1 Liberty Square

Boston, MA 02109

Christopher S. Gaffney

c/o Great Hill Partners, LLC

1 Liberty Square

Boston, MA 02109

John G. Hayes

c/o Great Hill Partners, LLC

1 Liberty Square

Boston, MA 02109

The directors of GHP Acquisition Corp. are Christopher S. Gaffney and Michael A. Kumin. The executive officers of GHP Acquisition Corp. are Christopher S. Gaffney, President and Michael A. Kumin, Treasurer and Secretary.